
Mail Stop 3561

November 4, 2015

Via E-mail
Van Z. Krikorian
Chairman and Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, New York 10580

> **Re:** **Global Gold Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Response dated October 16, 2015**
> **File No. 002-69494**

Dear Mr. Krikorian:

We have reviewed your October 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2015 letter.

General

1. We note your response to comment 1 that "we will file the executed convertible notes as exhibits to our September 30, 2015 Form 10-Q filing." We will not be in a position to clear comments until you file your Form 10-Q for the period ending September 30, 2015 which includes the executed convertible notes between Global Gold and Consolidated Resources of Armenia as exhibits.

Item 1. Description of Business page 4

2. Please refer to comment 2. Please describe the $1,225,397 of capitalized purchases and include in future filings. In your response fully describe your new processing plant. See paragraph (b) (4) of Industry Guide 7.

You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining